Exhibit 99.1

Ferrari N.V.: register notification following the equity incentive plan

Maranello (Italy), 19 March 2020 - Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) announces that the Company’s Chief Executive Officer and other SMT members and employees of the Ferrari Group on 16 March 2020 received grants under their 2019 equity incentive plan.

The Company’s Chief Executive Officer received 23,739 shares of which 13,077 were sold to Ferrari on 17 March for the sole purpose of paying the relevant individual's taxable income, at the price of euro 122 per share equal to the reference price on Borsa Italiana (MTA) on the grant date.

Other members of the SMT and other employees  also sold shares to Ferrari for the same price and on the same day as the Chief Executive Officer in order to cover the individual's taxable income deriving from their 2019 equity incentive plan shares grant as is standard practice (Sell to Cover).

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977